ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 28, 2014	Robert Shapiro
T +1 202-508-4687 F +1 202-383-9346 Robert.s.shapiro@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Long Duration Total Return Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Vroman-Lee:

This letter is being filed to respond to the comments received from you on October 24, 2014, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 32 to its registration statement. PEA No. 32 was filed pursuant to Rule 485(a) under the Securities Act on Form N-1A on September 17, 2014 and is designated to become effective on November 30, 2014. The purpose of PEA No. 32 was to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust is filing this PEA No. 33 pursuant to Rule 485(b) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	The Trust acknowledges that in connection with the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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General

1.	Comment: We note that portions of the filing are incomplete. Please confirm that all required information and exhibits to the Trust’s registration statement with respect to the Fund will be included in PEA No. 33.

Response: The Trust intends to include all required information and exhibits to its registration statement with respect to the Fund in PEA No. 33.

Prospectus

2.	Comment: Please provide the Fund’s estimated Annual Fund Operating Expenses and related information necessary to complete the Annual Fund Operating Expenses Table and the related Example. The Staff suggests that, in the future and where practicable, the Trust complete the expense information in the Annual Fund Operating Expenses table when filing amendments to its registration statement for the purpose of registering new series.

Response: Attached as Exhibit A hereto please find the completed Annual Fund Operating Expenses Table for the Fund and the related Example. This information will be included in PEA No. 33.

3.	Comment: Please remove the indentations before the captions “Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement” in the Annual Fund Operating Expenses Table. Per Instruction 3(e) to Item 3 of Form N-1A, these items should be presented as captions, not sub-captions.

Response: The requested change has been made.

4.	Comment: In accordance with Item 4 of Form N-1A, please revise the “Fund Summary—Principal Investment Strategies” section of the Fund, as necessary, so that it summarizes how the Fund intends to achieve its investment objectives.

Response: The Fund respectfully submits that the “Fund Summary—Principal Investment Strategies” section of the Fund’s Prospectus, as written, concisely describes the principal investment strategies of the Fund as required by Item 4 of Form N-1A.

5.	Comment: The fifth paragraph in the section “Fund Summary—Principal Investment Strategies” states that “The Fund may invest up to 30% of its total assets in securities denominated in foreign currencies . . . . The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.” Please clarify the Fund’s policy with respect to investment in and exposure to foreign currencies.

Response: In response to this comment, the Trust has revised the language in the fifth paragraph in the section “Fund Summary—Principal Investment Strategies” as follows:

The Fund ~~may invest up to 30% of its total assets in securities denominated in foreign currencies~~ will normally limit its foreign currency exposure (from non-U.S. dollar denominated securities or currencies) to 30% of its total assets, and may invest without limit in U.S. dollar-denominated securities of foreign issuers. The Fund may invest up to 25% of its total assets in obligations of governmental or private obligors in emerging market countries. The Adviser considers an “emerging market country” to be a country that, at the time of investment is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or is considered an emerging market country for purposes of constructing a major emerging market securities index. ~~The Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.~~

6.	Comment: Please confirm to the Staff whether the Fund includes derivatives for purposes of the Fund’s policy to invest 80% of its net assets (plus the amount of borrowings for investment purposes) in bonds (the “80% Policy”). If the Fund may include derivatives within the 80% basket, please add disclosure stating how such derivatives will be valued. Also, confirm that the Fund will not use the notional value of derivatives to determine whether 80% of the Fund’s net assets are invested in bonds.

Response: Although the Fund does not presently intend to use the notional values of derivatives for purposes of its 80% Policy, the Fund reserves the right to do so in the future in appropriate circumstances. For example, if a derivative creates an exposure equivalent to a cash investment in an underlying issuer equal to the derivative’s notional amount, the Fund may use that amount for purposes of the 80% Policy. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment: As derivatives are considered part of the Fund’s investment strategy, please review the derivatives disclosure throughout the registration statement in light of the observations set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010, http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: The Fund has reviewed the derivatives disclosure in the registration statement and respectfully submits that such disclosure is consistent with the referenced letter.

8.	Comment: Disclosure on page 7 of the Fund’s prospectus states that the Fund may use credit default swaps. Please confirm that, when the Fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

Response: The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979), the Staff’s related no-action letters, and other published Staff interpretative materials.

9.	Comment: In the section “Principal Risks—Debt Securities Risks—Interest Rate Risk” or another appropriate location in the prospectus, please provide a duration example describing the likely effect on the value of the Fund’s debt obligations resulting from an increase in interest rates by 1% if the Fund has a weighted average effective duration of ten years.

Response: In response to this comment, the Trust has revised the language in the third paragraph in the section “Additional Information About Principal Investment Strategies and Principal Risks—Principal Investment Strategies” in the Fund’s prospectus as follows:

Under normal circumstances, the Fund’s Adviser expects to construct an investment portfolio for the Fund with a dollar-weighted average effective duration of at least ten years. Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. For example, the value of a portfolio of fixed income securities with an average duration of ~~three~~ten years would generally be expected to decline by approximately ~~3%~~ 10% if interest rates rose by one percentage point. Effective duration is a measure of the Fund’s portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund’s investment portfolio may vary significantly from time to time based on, among other things, fluctuations in interest rates, changes in the rate of pre-payments on mortgages underlying the Fund’s mortgage-related investments, and the Adviser’s expectations with respect to future interest rates. There can be no assurance that the effective duration of the Fund’s investment portfolio will equal or exceed ten years at all times. The Fund may invest in individual securities of any maturity or duration.

In addition, the Trust notes that a similar example is included under “Principal Risks—Debt Securities Risks—Interest Rate Risk” in the statutory section of the Prospectus and that additional disclosure on duration is included in the Fund’s Statement of Additional Information (“SAI”).

10.	Comment: Please consider revising the disclosure in the section “Fund Summary—Principal Risks—Defaulted Securities Risk” to define what is meant by a defaulted security.

Response: In response to this comment, the Trust has revised the disclosure in the section “Fund Summary—Principal Risks—Defaulted Securities Risk” in the Fund’s prospectus follows:

defaulted securities risk: the risk of the uncertainty of repayment of defaulted securities (e.g., a security on which a principal or interest payment is not made when due) and obligations of distressed issuers.

11.	Comment: Pursuant to Instruction 2 to Item 5(b) of Form N-1A, please state whether the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: In response to this comment, the disclosure in the section entitled “Fund Summary—Portfolio Managers” will be revised as follows:

The following portfolio managers are together primarily responsible for the management of the Fund:

12.	Comment: Pursuant to Item 8 of Form N-1A, please revise the second sentence of the disclosure in the section “Fund Summary—Payments to Broker-Dealers and Other Financial Intermediaries” to refer to broker-dealers in place of financial intermediaries.

Response: The Trust respectfully submits that the first sentence of the referenced disclosure refers to the purchase of shares through “a broker-dealer or other financial intermediary,” which identifies broker-dealers as a subset of financial intermediaries. Thus, the Trust believes that its existing disclosure appropriately discloses the risk that financial intermediaries, including broker-dealers, may be subject to a conflict of interest in recommending the Fund for purchase. The Trust also notes that Item 8 of Form N-1A permits registrants to modify the statement required by Item 8 if the modified statement contains comparable information. Accordingly, the Trust respectfully declines to make changes to its disclosure in response to this comment.

13.	Comment: Please confirm that each Principal Investment Strategy and Principal Risk of the Fund disclosed in the section “Additional Information About Principal Investment Strategies and Principal Risks” is appropriately summarized in the “Fund Summary” section. In addition, please confirm that each Principal Risk corresponds to a Principal Investment Strategy of the Fund.

Response: In response to this comment, the Trust has removed convertibles risk from the principal risks of the Fund, and has added a statement to the Fund’s principal investment strategies stating that the Fund may “engage in short sales or take short positions to adjust its duration or for other investment purposes.” The Trust has reviewed the other disclosure in the “Fund Summary” and “Additional Information About Principal Investment Strategies and Principal Risks,” sections of the prospectus and respectfully submits that the disclosures in those sections are responsive to Items 4 and 9 of Form N-1A, respectively.

14.	Comment: Please consider including each of the sub-headings used in the Item 9 disclosure for Loan Risk in the Item 4 discussion of the principal risks of the Fund.

Response: The Trust respectfully submits that the disclosure included under “Loan Risk” in the “Fund Summary” section of the prospectus is responsive to the requirements of Item 4(b)(1)(i) of Form N-1A with respect to loan risk. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment: Please consider adding the “Reliance on the Adviser” risk to the summary section of the prospectus or deleting the reference from the list of principal risks.

Response: The Trust has reviewed the relevant disclosure and respectfully declines to make any changes in response to this comment.

16.	Comment: Pursuant to Item 10(a)(2) of Form N-1A, please state whether the Fund’s portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response: In response to this comment, the first sentence in the section entitled “Management of the Fund—Portfolio Managers” will be revised as follows:

The following individuals serve as portfolio managers and are together primarily responsible for the day-to-day management of the Fund’s portfolio as indicated below.

17.	Comment: Pursuant to Item 1(b)(4) of Item N-1A, please reduce the font size of the Trust’s Investment Company Act number as it appears on the back cover of the Fund’s prospectus.

Response: The requested change has been made.

Statement of Additional Information

18.	Comment: Please revise fundamental policy number 4 to remove the last phrase which states that “derivatives counterparties are not considered to be part of any industry.”

Response: The Trust notes that this language is intended to address the fact that, when the Fund enters into a derivatives transaction with a dealer, it does so to gain exposure to the security, index, or commodity underlying the derivative, and not to the dealer itself. The value of a derivative typically changes very largely in response to changes in the value of the underlying security, index, or commodity and relatively little in response to factors affecting the industry of which the dealer counterparty is a part. For those reasons, a derivatives transaction with a dealer counterparty, including a bank, should not be seen to give rise to industry concentration concerns comparable to those that might arise in connection with an investment by the Fund in the equity or debt securities of the dealer. Accordingly, the Trust respectfully declines to make any changes to its disclosure in response to this Comment.

19.	Comment: Please revise the disclosure relating to fundamental policy 4 stating the Funds take the position that mortgage-backed securities and asset-backed securities, whether government-issued or privately issued, do not represent interests in any particular industry or group of industries, to reflect the Staff’s position that such securities are in fact part of separate industries.

Response: The Trust is not aware of any published guidance from the SEC or its Staff that privately issued mortgage- and asset-backed securities are part of an industry. The Trust respectfully declines to revise the referenced language.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4687 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert S. Shapiro

Robert S. Shapiro

cc:	Mr. Ronald R. Redell
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Class	Class I		Class N
Management Fees	0.50%		0.50%
Distribution and/or Service (12b-1) Fees	None		0.25%
Other Expenses (includes sub-transfer agent accounting or administrative services expenses)[1]	0.59%		0.59%
Acquired Fund Fees and Expenses[1,2]	0.01%		0.01%
Total Annual Fund Operating Expenses	1.10%		1.35%
Fee Waiver and/or Expense Reimbursement[3]	(0.44%	)	(0.44%	)
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.66%		0.91%

[1]	Based on estimated amounts for the current fiscal year.
[2]	‘‘Acquired Fund Fees and Expenses’’ are expenses indirectly incurred by the Fund as a result of its investments in one or more underlying funds, including exchange-traded funds and money market funds. Because these costs are indirect, the Total Annual Fund Operating Expenses in this fee table will not correlate to the expense ratio in the Fund’s financial statements, since financial statements only include direct costs of the Fund and not the indirect costs of investing in the underlying funds.
[3]	DoubleLine Capital LP (the “Adviser”) has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses to an amount not to exceed 0.65% for Class I shares and 0.90% for Class N shares. Ordinary operating expenses exclude taxes, commissions, mark-ups, litigation expenses, indemnification expenses, interest expenses, Acquired Fund Fees and Expenses, and any extraordinary expenses. These expense limitations are expected to apply until at least November 30, 2015, except that they may be terminated by the Board of Trustees at any time. To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitation in place at the time such amounts were waived or reimbursed.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the Fund’s expense limitation for the first year). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	Class I	Class N
1 Year	$67	$93
3 Years	$306	$384